Trading Symbol TSX-VE: GGC

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Genco Completes C$25 Million Private Placement

July 16, 2007- Genco Resources Ltd. (TSX Venture Exchange: GGC) has completed a private placement of 6,666,666 Units at a price of $3.75 per Unit for gross proceeds of C$25 million. Each Unit consisted of one common share and one-half common share purchase warrant, with each whole warrant exercisable to purchase a further common share for C$5.25 for a period of two years.

The Agents, Haywood Securities Inc. and Salman Partners Inc., received a cash commission of 6% of gross proceeds and broker warrants to purchase an aggregate of 400,000 common shares at $5.25 per share for two years.

The shares, including shares issuable upon exercise of the warrants and broker warrants, are subject to restrictions on transfer until November 17, 2007.

The net proceeds of the placement will be used for exploration of Genco’s mining concessions covering the Temascaltepec Mining District in Mexcio, development at its La Guitarra mining complex, capital investments at La Guitarra and general working capital.

Genco is also pleased to announce the appointment of James R. Anderson of Irving, Texas to its Board of Directors. Mr. Anderson is a retired lawyer with significant investments in the resource sector, including in Genco.

For further information: Wayne Moorhouse, Vice President Finance
E-mail: gencoinfo@telus.net
www.gencoresources.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States of America. The securities offered hereby have not and will not be registered under the United States Securities Act of 1933 (the “1933 Act”) and may not be offered or sold in the United States or to U.S. persons (as defined in Regulation S under the 1933 Act) unless the securities have been registered under the 1933 Act, or are otherwise exempt from such registration.

Suite 550 – 999 West Hastings Street, Vancouver, B.C. V6C 2W2, Canada
Tel: (604) 682-2205 Fax: (604) 682-2235 www.gencoresources.com
GGC (TSX Venture Exchange)